Free Writing Prospectus

Van Eck Merk Gold Trust

VanEck Gold Website

0001546652

Pursuant to 433/164

333-180868

For financial professional use only. Do not distribute to the public. 1 A Golden 2016 Where Does Gold Go from here?

For financial professional use only. Do not distribute to the public. 2 Housekeeping ‣ Ask Questions ‣ Polls

For financial professional use only. Do not distribute to the public. 3 Today’s Presenters Moderator Panelist Panelist Panelist Tom Lydon Imaru Casanova Axel Merk Brandon Rakszawski Editor & Publisher Senior Analyst President & CIO Product Manager ETF Trends VanEck Merk Investments VanEck

ETF TRENDS
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The case for gold in 2016

- Gold shares have shown signs of life in early 2016 and factors seem supportive for bull market.

Supportive Factors	
Technical	▪ Depth and duration of bear market comparable to the worst historically[1] ▪ Positive break-out from a long-term down trend
Macro	▪ Weak global economy not responding to massive stimulus from Central Banks ▪ Rise in real interest rates since 2011 may be ending ▪ Extending radical policies through negative interest rates creates systemic financial risks ▪ Currency markets unsettled, USD seems to have topped out ▪ Brexit brings added risks ▪ Mine supply has peaked[2]
Market Action	▪ Strongest bullion ETP investment demand since 2009[3] ▪ We believe short sellers no longer have the upper hand[4]
Gold Stock Fundamentals	▪ Cost deflation across the mining industry ▪ Gold share valuations below long-term average[5] ▪ Gold betas have risen to historic norms[6] ▪ M&A picking up

[1]Source: VanEck Research. As of 8/31/2016.
[2]Source: Metals Focus – Doré Flows Service. As of 2/29/2016. See slide 13 for more information.
[3]Source: Bloomberg. As of 8/31/2016. See slide 11 for more information.
[4]Source: Bloomberg. As of 6/28/2016. See slide 12 for more information.
[5]Source: RBC Capital Markets. As of June 24, 2016. See slide 16 for more information.6Source: Bloomberg. As of 8/31/2016. See slide 17 for more information.
Please see important disclosures at the end of this presentation.

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VanEck™

For financial professional use only. Do not distribute to the public. 5 Recent gold market drivers (2010 to 2016) ‣ Why is this time different? • Fed unable to tighten • Dollar bull market has cooled off • Negative rate policies create risks • Real interest rates turning negative • Technical breakout from a long bear market • Establishing a new bull market

For financial professional use only. Do not distribute to the public. 6 Recent gold market drivers (2010 to 2016) Source: Bloomberg, VanEck Research. Data as of June 30, 2016. Please see important disclosures at the end of this presentation. $1,000 $1,100 $1,200 $1,300 $1,400 $1,500 $1,600 $1,700 $1,800 $1,900 $2,000 Price (USD/troy oz) Financial Risk Greece, Swiss Peg, EU Deflation Financial Risk Loss of Confidence in Central Banks, Negative Rates, Brexit Geopolitical Risk Turkey/Ukraine/Thailand Geopolitical Risk Middle East Financial Risk China Equity Crash Gold Price, 2010 to 2016

For financial professional use only. Do not distribute to the public. 7 U.S. dollar and gold markets reversing course ‣ Dollar bull stalling as gold bear bottoming Source: J.P. Morgan. Data as of June 30, 2016. Please see important disclosures at the end of this presentation. 70 75 80 85 90 95 100 $1,000 $1,100 $1,200 $1,300 $1,400 $1,500 $1,600 $1,700 $1,800 $1,900 $2,000 U.S. Dollar Index (DXY) Price (USD/troy oz) Gold DXY Gold vs. U.S. Dollar Index (DXY)

For financial professional use only. Do not distribute to the public. 8 Lower real rates in the U.S. may be good for gold ‣ Have real rates in the U.S. stopped rising? • Historically, gold has maintained (or increased) value in a world of negative real interest rates • Real rates rising since 2011 • Real rates turned negative again in 2016 Source: Bloomberg. Data as of May 31, 2016. Please see important disclosures at the end of this presentation .

For financial professional use only. Do not distribute to the public. 9 Lower real rates in the U.S. may be good for gold Source: Bloomberg. Data as of May 31, 2016. Please see important disclosures at the end of this presentation . -5% -4% -3% -2% -1% 0% 1% 2% 3% 4% $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 $1,600 $1,800 $2,000 Dec-00 Dec-03 Dec-06 Dec-09 Dec-12 Dec-15 12 - Month Real T - Bill Rates Price (USD/troy oz) Gold Gold vs. Real Rates

For financial professional use only. Do not distribute to the public. 10 Negative rates in bonds may also support gold ‣ Central banks continue to experiment with the financial system ‣ Investors may disengage entirely ‣ Policies further distort allocation of capital ‣ Creates stress on institutions, such as banks, pension funds and insurance companies Source: Bank of America Merrill Lynch, Wall Street Journal. Data as of June 30, 2016. Please see important disclosures at the end of this presentation. Global Negative Yielding Debt (Represented by orange series in chart)

For financial professional use only. Do not distribute to the public. 11 Inflows to ETPs sustaining prices ‣ Market Changes in 2016: • Strong Western demand in Bullion ETPs and futures • Weak demand from India • Strong investment demand more impactful than weak jewelry demand Source: Bloomberg. Data as of August 31, 2016. Please see important disclosures at the end of this presentation. Global Gold ETF Holdings 8/2004 – 8/2016 0 10 20 30 40 50 60 70 80 90 9/2005 9/2006 9/2007 9/2008 9/2009 9/2010 9/2011 9/2012 9/2013 9/2014 9/2015 Troy Ounces (Millions) Investment in g old ETFs fell to pre - crisis levels Investment Demand appears to be increasing

For financial professional use only. Do not distribute to the public. 12 Shift in speculative positioning supporting price levels ‣ Short spec positions increased through the bear market ‣ Net spec longs have increased to all - time highs ‣ Beginning a new positive trend Source: Bloomberg. Data as of June 28, 2016. Please see important disclosures at the end of this presentation. Net Speculative Long Positions on COMEX

For financial professional use only. Do not distribute to the public. 13 Gold production beginning steady decline ‣ Gold mine supply has peaked ‣ Supply issues may become driver in the future Source: Metals Focus – Doré Flows Service. Data as of February 29, 2016 . All series in chart are phases of gold mine production. Operating & Historic represents gold produced in the past or in the p roc ess of being producing at fully functioning mines. All other categories are based on gold to be produced based on projects at various stages in pre - operating mi ning lifecycle. Forecasts are inherently limited and cannot be relied upon. Please see important disclosures at the end of this presentation. Global Gold Doré Supply Forecast, tonnes A doré bar is a semi - pure alloy of gold and silver, usually created at the site of a mine which is then transported to a refinery for further purification.

For financial professional use only. Do not distribute to the public. 14 Gold Price, 2010 to 2016 Source: Bloomberg, VanEck Research. Data as of June 30, 2016. Please see important disclosures at end of this presentation

For financial professional use only. Do not distribute to the public. 15 Gold stocks – mid to large caps all - in sustaining costs coming down ‣ Deflation in equipment, materials, and labor costs ‣ Weak local currencies ‣ Low fuel costs ‣ Cost cycle likely to bottom in 2016 Source: Scotiabank GBM estimates. Data as of March 2016. Forecasts are inherently limited and cannot be relied upon. Please see important disclosures at end of this presentation . All - In Sustaining Cost Per Ounce 2012 to 2018E $1,177 $1,045 $1,001 $933 $916 $918 $924 $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 2012 2013 2014 2015E 2016E 2017E 2018E Average AISC (USD/oz) All - In Sustaining Costs (AISC) = Total cash cost (mine operation costs) + Exploration + G&A + Mine Sustaining Capital

For financial professional use only. Do not distribute to the public. 16 Valuations currently at attractive levels ‣ Valuations below long term averages ‣ Gold stocks historically have traded at premium valuation multiples due to their optionality to gold through earnings and resource leverage, scarcity of trading volume (relatively small sector), and potential for discovery Source: RBC Capital Markets. Data as of June 24, 2016 . Please see important disclosures at end of this presentation. Historic P/CF of Major Miners and Mid - Tier Miners 2006 to 2016 Gold miners are often grouped by size, maturity, and production capacity. Please see page 19 for a more detailed description of Major and Mid - Tier Miners.

For financial professional use only. Do not distribute to the public. 17 Betas demonstrate leverage of gold equities ‣ Betas to gold have risen for gold equities ‣ Better managements and overall improvements across industry should attract investors ‣ We believe companies should be able to maintain betas as profit margins expand with increasing gold prices Source: Bloomberg. Data as of August 2016. Please see important disclosures at end of this presentation . 12 - Month Trailing Beta to Gold $400 $600 $800 $1,000 $1,200 $1,400 $1,600 $1,800 $2,000 0 0.5 1 1.5 2 2.5 Jan-07 Jan-08 Jan-09 Jan-10 Jan-11 Jan-12 Jan-13 Jan-14 Jan-15 Jan-16 Gold Price Beta to Gold GDMNTR MVGDXJTR Gold (right scale)

For financial professional use only. Do not distribute to the public. 18 Companies are now positioned to potentially generate significant free cash flow ‣ Companies have impressive free cash flow leverage to gold prices Source: VanEck Research. Based on VanEck coverage universe. Data as of March 2016. Forecasts are inherently limited and cannot be relied upon . Please see important disclosures at end of this presentation . Free Cash Flow at $1,200 to $1,400 Gold Prices 2016 Estimates $1,200 $1,200 $1,300 $1,300 $1,400 $1,400 $0 $1 $2 $3 $4 $5 $6 Majors Mid-Tiers USD (billion) +61% +38% +265% +68% Gold miners are often grouped by size, maturity, and production capacity. Please see page 19 for a more detailed description of Major and Mid - Tier Miners. Forecasted Free Cash Flow at Various Gold Price Estimates

For financial professional use only. Do not distribute to the public. 19 Gold mining universe Source: VanEck Research; Bloomberg. Data as of July 2016. Market capitalization ranges listed above are specific to the gold mining industry. Please see important disclosure at the end of this presentation. Company Classification Seniors/ Majors Mid - Tiers Juniors Number of Companies 10 28 362 Market Cap Range* >$6.0 billion $1.5 to $6.0 billion <$1.5 billion Combined Market Cap* $141.0 billion $105.6 billion $65.0billion Annual Production Range 1.5 to 6.0 million oz 0.3 to 1.5 million oz <0.3 million oz * As of July 31,2016

For financial professional use only. Do not distribute to the public. 20 Index characteristics – gold mining company breakdown Source: VanEck Research; Bloomberg. Data as of July 31, 2016 . Index descriptions are shown in the Appendix. Market capitalization ranges are specific to the gold mining industry and follow the ranges outlined on slide 19. Please see imp ortant disclosure at the end of this presentation. NYSE Arca Gold Miners Index (GDMNTR) Company Distribution 52.4% 37.2% 10.4% Seniors Mid-Tiers Juniors 69.5% 30.5% MVIS™ Global Junior Gold Miners Index (MVGDXJTR) Company Distribution

For financial professional use only. Do not distribute to the public. 21 Gold company characteristics ‣ Seniors/Majors • Diversified with multiple mines across multiple jurisdictions • Large core mines with economies of scale • Technical and financial power to take on large or challenging projects • Limited potential for production growth • Acquisitions needed to sustain production ‣ Mid - Tiers • Range from large single - mine companies to multiple mines across multiple jurisdictions • Typically geographically focused • Many mid - tiers able to create value through production growth • Acquisitions needed to sustain production, may also become acquisition targets ‣ Juniors • Typically manage a single mine or development property • Geographically focused • Create value by de - risking development properties, advancing to production • Typically acquisition targets Source: VanEck Research; Bloomberg. Data as of July 31, 2016 . Market capitalization ranges are specific to the gold mining industry and follow the ranges outlined on slide 19. Please see imp ortant disclosure at the end of this presentation.

ETF TRENDS
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VanEck's Gold Solutions – Gold Miners

Gold miners offer indirect exposure to gold. Business heavily dependent on gold prices but other factors also impact performance.

Actively Managed Mutual Fund

International Investors Gold Fund

An actively managed portfolio of gold mining equities with a 40+ year track record. The fund is managed by a specialized investment team that conducts continuous on- and under-the-ground research to access mining efficiencies and opportunities.

Tickers	
Class A Shares	INIVX
Class C Shares	IIGCX
Class I Shares	INIIX
Class Y Shares	INIYX
Inception Date	2/10/1956
Expense Ratio Gross/Net (%)	
Class A Shares	1.43/1.43
Class C Shares	2.22/2.20
Class I Shares	1.07/1.00
Class Y Shares	1.21/1.10
Net Assets ($M)	760.7

Indexed Exchange Traded Funds

Van Eck Vectors Gold Miners ETF

Comprehensive portfolio of global gold miners

Ticker	GDX
Benchmark Index	NYSE Arca Gold Miners Index
Inception Date	5/16/2006
Expense Ratio Gross/Net (%)	0.52/0.52
Net Assets ($M)	9,581.2

Van Eck Vectors Junior Gold Miners ETF

Early stage and exploratory global gold miners

Ticker	GDXJ
Benchmark Index	MVIS Global Junior Gold Miners Index
Inception Date	11/10/2009
Expense Ratio Gross/Net (%)	0.56/0.56
Net Assets ($M)	4,207.7

Data as of 8/31/2016. Source: VanEck

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VanEck™

ETF TRENDS
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VanEck's Gold Solutions – Gold Bullion

VanEck™ Merk® Gold Trust provides investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold.

Fund Details	
Ticker	OUNZ
Inception Date	5/16/2014
Expense Ratio (%)	0.40
Net Assets ($M)	160.0

Deliverability

VanEck Merk Gold Trust holds gold bullion in the form of allocated London Bars. It differentiates itself by providing investors with the option to take physical delivery of gold bullion in exchange for their shares.

Convertibility

For the purpose of facilitating delivery, Merk has developed a proprietary process for the conversion of London Bars into gold coins and bars in denominations investors may desire.

Tax Efficiency

Taking delivery of gold is not a taxable event as investors merely take possession of what they already own: the gold.

Data as of 8/31/2016. Source: VanEck

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VanEck™

For financial professional use only. Do not distribute to the public. 24 OUNZ Key Features Gold’s market depth and ease of hedging has allowed OUNZ to feature tight spreads that may accommodate trades of various sizes. OUNZ’s gold is held at its custodian in an allocated account OUNZ Liquidity Profile As of August 31, 2016 3 - Month Average Trading Volume 70,175 Since Inception Average Spread ($) $0.01 Since Inception Average Spread (%) 0.09% Options Available Yes OUNZ Features Gold Holdings London bars held in allocated form. OUNZ may also hold up to 430 ounces of unallocated gold. Storage Gold is stored in London by the custodian, JP Morgan. Audit OUNZ’s gold is subject to periodic audit. The latest audit was performed on August 4, 2016 Bar List A daily bar list is available at vaneck.com/ ounz

For financial professional use only. Do not distribute to the public. 25 The Gold ETF that Delivers *A delivery applicant must submit a delivery application and payment for the processing and delivery fees to cover the cost o f preparing and transporting the gold. The delivery of physical gold to applicants may take considerable time and the delay in del ivery could result in losses if the price of gold declines. A share submission is irrevocable . OUNZ VanEck Merk Gold Trust Simple, Straightforward Delivery Process

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Index descriptions

All indices listed are unmanaged indices and include the reinvestment of all dividends, but do not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Fund. An index's performance is not illustrative of the Fund's performance. Indices are not securities in which investments can be made.

NYSE Arca Gold Miners Index (GDMNTR) is a modified market capitalization-weighted index composed of publicly traded companies involved primarily in the mining for gold. The Index is calculated and maintained by the New York Stock Exchange.

Market Vectors Junior Gold Miners Index (MVGDXJTR) is a rules-based, modified market capitalization-weighted, float-adjusted index comprised of a global universe of publicly traded small- and medium-capitalization companies that generate at least 50% of their revenues from gold and/or silver mining, hold real property that has the potential to produce at least 50% of the company's revenue from gold or silver mining when developed, or primarily invest in gold or silver.

Philadelphia Stock Exchange Gold and Silver Index (XAU) is a capitalization-weighted index which includes the leading companies involved in the mining of gold and silver.

S&P 500 ® Index (S&P 500) consists of 500 widely held common stocks, covering four broad sectors (industrials, utilities, financial and transportation).

Gold Spot (GOLDS Comdty) is quoted as U.S. dollars per troy ounce.

U.S. Dollar Index (DXY) indicates the general international value of the U.S. dollar. The DXY does this by averaging the exchange rates between the U.S. dollar and six major world currencies: Euro, Japanese yen, Pound sterling, Canadian dollar, Swedish kroner, and Swiss franc.

The Federal Funds Rate is "the interest rate" in the U.S. at which depository institutions actively trade balances held at the Federal Reserve, called federal funds, with each other, usually overnight, on an uncollateralized basis. Institutions with surplus balances in their accounts lend those balances to institutions in need of larger balances.

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Disclosures

This material does not constitute an offer to sell or solicitation to buy any security, including shares of any fund. An offer or solicitation will be made only through a fund's prospectus or summary prospectus and will be subject to the terms and conditions contained therein. This material and the information provided herein are not directed at or intended for distribution to any person (or entity) who is a citizen or resident of (or located or established in) any jurisdiction where the distribution of these materials and/or the purchase or sale of interests of a fund would be contrary to applicable law or regulation or would subject a fund to any registration or licensing requirement in such jurisdiction. Persons who wish to review this material are required to inform themselves about and to observe any legal or regulatory restrictions which may affect their eligibility to make an investment in a fund. Professional advice should be sought in cases of doubt.

Any projections, market outlooks or estimates in this material are forward-looking statements and are based upon certain assumptions that are solely the opinion of VanEck. Any projections, outlooks or assumptions should not be construed to be indicative of the actual events which will occur. Further, any information regarding portfolio composition, portfolio composition methodology, investment process or limits, or valuation methods of evaluating companies and markets are intended as guidelines which may be modified or changed by VanEck at any time in its sole discretion without notice.

Non-VanEck proprietary information contained herein has been obtained from sources believed to be reliable, but not guaranteed. No part of this material may be reproduced in any form, or referred to in any other publication, without express written permission of VanEck.

Forecasts, estimates, and certain information contained herein are based upon proprietary research and the information contained in this material is not intended to be, nor should it be construed or used as investment, tax or legal advice, any recommendation, or an offer to sell, or a solicitation of any offer to buy, an interest in any security. References to specific securities and their issuers or sectors are for illustrative purposes only and are not intended and should not be interpreted as recommendations to purchase or sell such securities or gain exposure to such sectors. The fund(s) may or may not own the securities or be exposed to the sectors referenced and, if such securities are owned or exposure maintained, no representation is being made that such securities will continue to be held or exposure maintained.

Investing involves risk, including possible loss of principal. An investor should consider investment objectives, risks, charges and expenses of the investment company carefully before investing. To obtain a prospectus and summary prospectus, which contain this and other information, call 800.826.2333 or visit vaneck.com/etfs. Please read the prospectus and summary prospectus carefully before investing. Please read them carefully before investing.

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28

Disclosures

VanEck International Investors Gold Fund

You can lose money by investing in the Fund. Any investment in the Fund should be part of an overall investment program, not a complete program. The Fund is subject to the risks associated with concentrating its assets in the gold industry, which can be significantly affected by international economic, monetary and political developments. The Fund's overall portfolio may decline in value due to developments specific to the gold industry. The Fund's investments in foreign securities involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments, including the takeover of property without adequate compensation or imposition of prohibitive taxation. The Fund is subject to risks associated with investments in debt securities, derivatives, commodity-linked instruments, illiquid securities, asset-backed securities, CMOs and small- or mid-cap companies. The Fund is also subject to inflation risk, short-sales risk, market risk, non-diversification risk and leverage risk.

Investing involves risk, including possible loss of principal. An investor should consider investment objectives, risks, charges and expenses of the investment company carefully before investing. To obtain a prospectus and summary prospectus, which contain this and other information, call 800.826.2333 or visit vaneck.com/etfs. Please read the prospectus and summary prospectus carefully before investing. Please read them carefully before investing.

VanEck Vectors Gold Miners ETF and VanEck Vectors Junior Gold Miners ETF

Gold- and silver-related investments, including gold exchange-traded funds (ETFs), are subject to risks including bullion price volatility, changes in world political developments, competitive pressures and risks associated with foreign investments. In times of stable economic growth, the value of gold, silver and other precious metals may be adversely affected. Mining companies are subject to elevated risks, which include, among others, competitive pressures, commodity and currency price fluctuations, and adverse governmental or environmental regulations. In particular, small and mid-cap mining companies may be subject to additional risks including inability to commence production and generate material revenues, significant expenditures and inability to secure financing, which may cause such companies to operate at a loss, greater volatility, lower trading volume and less liquidity than larger companies. Investors should be willing to accept a high degree of volatility and the potential of significant loss. The Funds may loan their securities, which may subject them to additional credit and counterparty risk.

VanEck Vectors Gold Miners ETF and VanEck Vectors Junior Gold Miners ETF shares are not individually redeemable and will be issued and redeemed at their Net Asset Value (NAV) only through certain authorized broker-dealers in large, specified blocks of shares called "creation units" and otherwise can be bought and sold only through exchange trading. Creation units are issued and redeemed principally in kind. Shares may trade at a premium or discount to their NAV in the secondary market. You will incur brokerage expenses when trading Fund shares in the secondary market. Past performance is no guarantee of future results. Returns for actual Fund investments may differ from what is shown because of differences in timing, the amount invested, and fees and expenses.

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For financial professional use only. Do not distribute to the public. 30 Disclosures VanEck Merk Gold Trust The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold Trust's (the “Trust") investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by visiting www.vaneck.com/etfs or calling 800.826.2333. Please read the prospectus carefully before you invest . Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns . The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location . Commodities and commodity - index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities . Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares rel ates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely af fect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value o f t he gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing ex pen ses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus . The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). Van Eck Securities Corporation and Foreside Fund Services, LLC , provide marketing services to the Trust. All trademarks, service marks or registered trademarks are the property of their respective owners. Van Eck Securities Corporation, Distributor of VanEck International Investors Gold Fund, VanEck Vectors Gold Miners ETF, and Van Eck Vectors Junior Gold Miners ETF. Van Eck Securities Corporation 666 Third Avenue New York, NY 10017 800.826.2333 © 2016, VanEck.

For financial professional use only. Do not distribute to the public. 31 Thank You